UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-35499

Aleris Corporation

(Exact name of registrant as specified in its charter)

25825 Science Park Drive, Suite 400

Cleveland, Ohio 44122-7392

(216) 910-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 7⁄8% SENIOR NOTES DUE 2020

GUARANTEES OF 7 7⁄8% SENIOR NOTES DUE 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

*

Note: In December 2012, Aleris Corporation (the “Company”) registered its 7 7⁄8% Senior Notes due 2020 and the related guarantees (the “Previous Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4, which was declared effective by the U.S.Securities and Exchange Commission (the “Commission”) on December 20, 2012. The Previous Securities were redeemed in full on June 25, 2018 in connection with the issuance of the 10.75% Senior Secured Junior Priority Notes due 2023 and the related guarantees (the “Securities”). The Indenture pursuant to which the outstanding Securities were issued was satisfied and discharged on April 14, 2020 and, as a result, the Company no longer has a contractual obligation to file reports with the Commission. All of the outstanding Securities will be redeemed on May 8, 2020 and, as a result, there will be no outstanding Securities. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2014, because the Previous Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing of reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Aleris Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALERIS CORPORATION

Date: April 14, 2020	By:	/s/ Christopher Courts
Christopher Courts
Assistant Secretary